EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended September 30,	Nine Months Ended September 30, (1)
In thousands, except share data	2014	2013	2012	2011	2010	2015	2015
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,066	$40,825	$39,175	$37,515	$39,198	$37,198	$27,769
Other Interest	2,718	2,709	2,314	2,976	1,587	2,977	2,220
Amortization of Debt Discount and Expense	1,963	1,877	1,848	1,729	1,766	1,707	1,287
Interest Portion of Rentals	2,302	1,910	1,864	2,213	2,130	2,142	1,504
Total Fixed Charges, as defined	47,049	47,321	45,201	44,433	44,681	44,024	32,780
Earnings, as defined:
Net Income	58,692	60,538	58,779	63,044	72,013	52,468	23,998
Taxes on Income	41,643	41,705	43,403	42,825	49,033	36,564	15,944
Fixed Charges, as above	47,049	47,321	45,201	44,433	44,681	44,024	32,780
Total Earnings, as defined	$147,384	$149,564	$147,383	$150,302	$165,727	$133,056	$72,722
Ratios of Earnings to Fixed Charges	3.13	3.16	3.26	3.38	3.71	3.02	2.22

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.